EXHIBIT 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation/Organization

The Newark Group Foreign Sales Corp.	Barbados
Newark Paperboard Products, Ltd.	British Columbia, Canada
Ridge Finance Corp.	Delaware
NP Cogen, Inc.	California
Newark Group International, S.L.	Spain
Fibor Packaging B.V.	Netherlands
Newark Catalana, S.L.	Spain
Newark San Andres, S.L.	Spain
MP Einbande Gmbh	Germany
Alcover Cogeneracion, A.I.E.	Spain
Derivados del Carton, S.L.	Spain
Servicarrega, S.L.	Spain
Servicios y Mantenimientos de Papeleras, S.L.	Spain
Videcart, S.A.	Spain
Paper, S.A.	Spain
Atelier des Landes S.A.	France